SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549


                                    FORM 12b-25


                                             Commission File Number 1-13710

                            NOTIFICATION OF LATE FILING

   (Check One)  [ ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [X] Form 10-Q
                [ ] Form N-SAR

For Period Ended:       June 30, 1998
                  ----------------------------------------------------------

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

   Read attached instruction sheet before preparing form.  Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 NOT APPLICABLE
  ----------------------------------------------------------------------------

Part I - Registrant Information

Aid Auto Stores, Inc.
-------------------------------------
Full name of registrant

-------------------------------------
Former name if applicable

275 Grand Boulevard
-------------------------------------------------------------------------
Address of principal executive office (street and number)

Westbury, New York  11590
---------------------------------------
City, State and Zip Code

Part II - Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[  ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

[ ]      (c) The account's statement or other exhibit required by Rule 12b-25
             (c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       Due to recent cost reductions, including accounting personnel, the Company was unable to adjust to filing the Form 10-Q within the prescribed time period.


Part IV - Other Information

       (1) Name and telephone number of person to contact in regard to this notification.

Mr. Frank Mangano                             (516)           338-7889
-----------------------------------------------------------------------------
       (Name)                               (Area Code)    (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes     [  ] No

           Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes     [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates a significant decline in the results of operations for the three months ended June 30, 1998 as compared to the three months ended June 30, 1997. This decline is attributed to the reduced sales volume in connection with the de-emphasis of the Company's wholesale business, reductions in advertising expenditures due to working capital constraints, reduction in inventory purchase levels due to working capital constraints and understanding with suppliers and the recent industry-wide softness in the do-it-yourself market.The decrease in sales did not allow the Company to sufficiently leverage its corporate overhead. This caused both significantly higher costs of goods sold and operating expenses compared to revenues.


      Aid Auto Stores,Inc.
----------------------------------------------
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 14, 1998     By:  /s/ Frank Mangano
                               ----------------------------------------
                                Frank Mangano, Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


Attention:

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001).